RESIGNATION OF DIRECTOR

TO: The Board of Directors of Epic Energy Resources, Inc.

I hereby tender my resignation as a Director of Epic Energy Resources, Inc, including all membership to any Committees of said Board effective at April 29, 2010 at 12:01 a.m.

Dated this 29th day of April, 2010

John Otto

John Otto, Individually